Exhibit 99.2

For Immediate Release

Envestnet to Acquire Yodlee

Combination accelerates the transformation of financial technology by delivering better relationships and greater lifetime value by connecting financial advisors, individuals and financial service providers

Transaction expected to increase revenue and adjusted EBITDA growth rate

Chicago, IL and Redwood City, CA —August 10, 2015—Envestnet, Inc. (NYSE: ENV), a leading provider of unified wealth management technology and services to financial advisors, and Yodlee, Inc. (Nasdaq: YDLE), the leading cloud-based platform driving digital financial innovation, today announced that the Boards of Directors of both companies have unanimously approved a definitive agreement under which Envestnet will acquire all of the shares of Yodlee in a cash and stock transaction valued at $18.88 per share, or approximately $660 million on a fully-diluted equity value basis. As Yodlee has approximately $70 million in cash and cash equivalents, the transaction reflects an enterprise value of approximately $590 million.

Yodlee powers digital financial solutions for over 20 million paid users and over 850 financial institutions and financial technology innovators.  Founded in 1999, the company has built a network of over 14,000 data sources and been awarded 72 patents.  Headquartered in Redwood City, California, with more than 975 employees worldwide, Yodlee generated revenues of $98.6 million for the 12 months ended June 30, 2015.

The combination of Envestnet’s end-to-end wealth management platform and Yodlee’s data aggregation solutions will deliver more value through the Envestnet platform than ever before.  Combining Yodlee’s expertise with the Envestnet platform will empower advisors to cross the digital divide and provide broader visibility into their clients’ financial well-being, both of which are essential to better decisions and ultimately better outcomes.

“The acquisition of Yodlee is a watershed moment in the financial technology industry.  We have long admired Yodlee’s innovative solutions and are excited to bring the companies together,” said Jud Bergman, Chairman and Chief Executive Officer of Envestnet.  “The union of these two pioneers will enable investors and the advisors who serve them to access and make better sense out of their disparate and complicated financial data.  We believe this represents a quantum leap in accuracy and knowledge that will deliver better outcomes to improve the financial health of investors.”

The transaction represents the continuation of Envestnet’s proven growth strategy.   The combination of Envestnet and Yodlee provides for a deeper level of customer engagement and substantial opportunities for revenue synergies.

“Yodlee is the preeminent name for data in financial services today.  The core of every financial transaction and every financial decision is data. The Yodlee platform brings together client permissioned financial data and analytics in unique ways to power personalized and dynamic financial apps and generate business insights,” said Bill Crager, President of Envestnet.  “Financial institutions, advisors and investment managers using the Envestnet platform will be able to provide a more interactive and informative digital advice experience for clients, powered by an expanding array of data mining and predictive analytical tools.”

“This is an exciting combination for our shareholders, clients, and employees.  Yodlee has taken the lead in building out a digital ecosystem with leading financial institutions and financial technology innovators for consumers and small-to medium-sized businesses and Envestnet has done the same for advisors,” said Anil Arora, President and Chief Executive Officer of Yodlee, who will become Vice Chairman of the combined Company’s Board of Directors and Chief Executive of the Yodlee subsidiary when the deal closes.  “The union of Yodlee and Envestnet will create a company unmatched in its ability to improve and simplify people’s financial lives around the world.”

Transaction Details

Envestnet will acquire Yodlee in a cash-and-stock transaction for $18.88 per share, representing fully-diluted equity value of approximately $660 million. As Yodlee has approximately $70 million in cash and cash equivalents, the transaction reflects an enterprise value of approximately $590 million.  The deal price consists of $10.78 per share in cash and $8.10 per share in Envestnet stock, and is expected to be funded with available balance sheet cash, Envestnet stock, and up to $200 million in committed debt financing.

The stock portion of the consideration will be determined based upon the volume weighted average price per share of Envestnet common stock for the 10 consecutive trading days ending on (and including) the second trading day immediately prior to completion of the transaction, subject to a collar of $39.006 to $47.674 per share.

In connection with the definitive agreement, funds affiliated with Warburg Pincus, which collectively own approximately 26.9 percent of Yodlee’s common stock, have entered into a voting agreement pursuant to which it has committed to support the transaction.

The transaction is expected to close in the fourth quarter of 2015 or in the first quarter of 2016, subject to customary closing conditions, as well as approval by Yodlee stockholders. Envestnet and Yodlee will continue to operate separately until the transaction closes.

Strategic Rationale

Envestnet and Yodlee expect that the transaction will:

•                  Combine the leading wealth management technology and services platform for financial advisors, and the leading cloud-based platform driving digital financial innovation

•                  Yodlee’s APIs for financial institutions and financial technology innovators, ecosystem of digital financial apps, and data analytics complements Envestnet’s expansive wealth management portfolio, advisor network, and data analytics solutions.

•                  Generate powerful cross-selling potential and market expansion

•                  The combined company’s cloud-based network will create an unprecedented level of engagement between the financial advisors and investors, enabling them to deliver the most informed recommendations through greater insights. The combination is also expected to widen the merged company’s reach and strategic partnership potential.

•                  Accelerate the combined company’s long-term growth profile

•                  The combination is expected to add at least 100 basis points to Envestnet’s revenue growth rate and adjusted EBITDA growth rate in 2016.  Furthermore, the transaction is expected to be accretive to Envestnet’s adjusted EBITDA per share in 2016 and beyond and adjusted EPS in 2017 and beyond.

Advisors

Sandler O’Neill + Partners, L.P is serving as financial advisor and Mayer Brown LLP is serving as legal counsel to Envestnet. Goldman, Sachs & Co. is serving as financial advisor and Wilson, Sonsini, Goodrich & Rosati PC is serving as legal counsel to Yodlee.

Conference call

Envestnet and Yodlee will host a conference call to discuss this transaction as well as Envestnet’s second quarter 2015 financial results today at 5:00 p.m. ET. The live webcast and presentation can be accessed from the Company’s investor relations website at http://ir.envestnet.com/. The conference call can also be accessed live over the phone by dialing (877) 481-2864, or (719) 325-2187 for international callers. A replay will be available beginning one hour after the call and can be accessed from the Company’s investor relations website, or by dialing (877) 870-5176, or (858) 384-5517 for international callers; the conference

ID is 8683272. The dial-in replay will be available for one week and the webcast replay will be available for one month following the date of the conference call.

More information about this transaction is available at http://ir.envestnet.com/.

About Envestnet

Envestnet, Inc. (NYSE: ENV) is a leading provider of unified wealth management technology and services to investment advisors. Our open-architecture platforms unify and fortify the wealth management process, delivering unparalleled flexibility, accuracy, performance, and value. Envestnet solutions enable the transformation of wealth management into a transparent, independent, objective, and fully-aligned standard of care, and empower advisors to deliver better outcomes.

Envestnet’s Advisor Suite® software empowers financial advisors to better manage client outcomes and strengthen their practices. Envestnet provides institutional-quality research and advanced portfolio solutions through our Portfolio Management Consultants group, Envestnet | PMC®. Envestnet | Tamarac provides leading rebalancing, reporting, and practice management software.

For more information on Envestnet, please visit www.envestnet.com and follow @ENVintel (https://twitter.com/envintel).

About Yodlee

Yodlee (Nasdaq: YDLE) is a leading technology and applications platform powering dynamic, cloud-based innovation for digital financial services. More than 850 companies, including 11 of the 20 largest U.S. banks and hundreds of Internet services companies, subscribe to the Yodlee platform to power personalized financial apps and services for millions of consumers. Yodlee solutions help transform the speed and delivery of financial innovation, improve digital customer experiences, and deepen customer engagement.

Yodlee is headquartered in Redwood City, CA with global offices in London and Bangalore. For more information, visit http://www.yodlee.com/.

Cautionary Statement Regarding Forward-Looking Statements

The forward-looking statements made in this press release and its attachments concerning, among other things, Envestnet, Inc.’s (the “Company”) expected financial performance and outlook, its strategic operational plans and growth strategy are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties and the Company’s actual results could differ materially from the results expressed or implied by such forward-looking statements. Furthermore, reported results should not be considered as an indication of future performance. The potential risks, uncertainties and other factors that could cause actual results to differ from those expressed by the forward-looking statements in this press release include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on the Company’s administrative, operational and financial resources, fluctuations in the Company’s revenue, the concentration of nearly all of the Company’s revenues from the delivery of investment solutions and services to clients in the financial advisory industry, the Company’s reliance on a limited number of clients for a material portion of its revenue, the renegotiation of fee percentages or termination of the Company’s services by its clients, the Company’s ability to identify potential acquisition candidates, complete acquisitions and successfully integrate acquired companies, the impact of market and economic conditions on the Company’s revenues, compliance failures, regulatory actions against the Company, the failure to protect the Company’s intellectual property rights, the Company’s inability to successfully execute the conversion of its clients’ assets from their technology platform to the Company’s technology platform in a timely and accurate manner, general economic conditions, changes to the Company’s previously reported financial information as a result of political and regulatory conditions, as well as management’s response to these factors. More information regarding these and other risks, uncertainties and factors is contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) which are available on the SEC’s website at www.sec.gov or the Company’s Investor Relations website at http://ir.envestnet.com/. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this press release. All information in this press release is as of August 10, 2015 and, unless required by law, the Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to report the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet intends to file with the SEC a registration statement on Form S-4, containing a proxy statement of Yodlee. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.Yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envesnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

CONTACTS:

Investors:
Investor Relations
Investor.relations@envestnet.com
(312) 827-3940

Envestnet:

Tom Vogel

JCPR

(646) 838-5443tvogel@jcprinc.com

Yodlee:

Investor Contact: Sheila B. Ennis

ICR, Inc.

IR@yodlee.com

(415) 430-2073

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